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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         LEGAL ACCESS TECHNOLOGIES, INC.
                         -------------------------------

                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
                    ----------------------------------------
                         (Title of Class of Securities)

                                   52464H 10 2
                                   -----------
                                 (CUSIP Number)

                                 MICHAEL A. CANE
                               105 Quail Run Road
                               Henderson, NV 89014

                                 (702) 312-6252
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  No.  52464  H  10  2
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1.  Names  of  Reporting  Persons
    I.R.S.  Identification  Nos.  of  above  persons  (entities  only).:
    MICHAEL  A.  CANE
--------------------------------------------------------------------------
2.  Check  the  Appropriate  Box  if  a  Member  of  a  Group (See Instructions)
(a)  [_]
(b)  [  ]
--------------------------------------------------------------------------
3.  SEC  Use  Only:
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4.  Source  of  Funds  (See  Instruction):   PF
--------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
--------------------------------------------------------------------------
6.  Citizenship  or  Place  of  Organization:        U.S.A.
--------------------------------------------------------------------------
Number  of  Shares  Beneficially  by  Owned  by  Each  Reporting  Person  With:

7.  Sole  Voting  Power:           2,871,279  SHARES
                  --------------------------------------------------------
8.  Shared  Voting  Power:         NOT  APPLICABLE
                  --------------------------------------------------------
9.  Sole  Dispositive  Power:      2,871,279  SHARES
                  --------------------------------------------------------
10.  Shared  Dispositive  Power:   NOT  APPLICABLE
--------------------------------------------------------------------------
11.  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person:
    2,871,279  SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT  APPLICABLE

13.  Percent  of  Class  Represented  by  Amount  in  Row  (11):  46.9%
--------------------------------------------------------------------------
14.  Type  of  Reporting  Person  (See  Instructions):  IN
--------------------------------------------------------------------------
--------------------------------------------------------------------------



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CUSIP  No.  52464  H  10  2
--------------------------------------------------------------------------
ITEM  1.  SECURITY  AND  ISSUER.

The  class  of  equity  securities  to  which  this  Statement  relates  is shares  of  common  stock,  par  value  $0.001  per  share  (the  Shares),  of
LEGAL  ACCESS  TECHNOLOGIES,  INC.,  a  Nevada  Corporation  (the
Company).  The  principal  executive  offices  of  the  Company  are located  at  2300  W.  Sahara  Ave.,  Suite  500,  Box  18,  Las  Vegas,  Nevada
89102

ITEM  2.  IDENTITY  AND  BACKGROUND

A.  Name  of  Person  filing  this  Statement:  Michael  A.  Cane  (the  Holder)

B.  Residence  or  Business  Address:  105  Quail  Run  Rd.,  Henderson,
    Nevada  89014

C. Present Principal Occupation and Employment: The Holder is a self-employed businessman.

D. The Holder has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E. The Holder has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.  Citizenship:  The  Holder  is  a  citizen  of  the United States of America.


ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Shares were originally acquired in June, 2001 as part of a merger in a share for share exchange.

ITEM  4.  PURPOSE  OF  TRANSACTION

  Annual  Reporting  of  Beneficial  Ownership  Interest Pursuant to Rule 13d-3.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

A. As of December 31, 2001, the Holder holds beneficially the following securities of the Company:

Title  of  Security       Amount         Percentage  of  Shares of Common Stk(1)
-----------------      ---------       ----------------------------------------
Common  Stock           2,821,279       46.9%   (combined)  (See  footnote  1)
Options                   50,000
-----------------      ---------       ----------------------------------------
(1) Under Rule 13d-3 of the Securities Exchange Act of 1934, the amount beneficially owned includes 2,821,279 shares in the name of Michael A. Cane and 50,000 shares that are immediately acquirable upon the exercise of stock options by Mr. Cane, within 60 days of February 14, 2002. Percent of class is based on 6,071,232 shares of common stock of Legal Access Technologies, Inc. issued and outstanding as of February 14, 2002 and 50,000 shares that are immediately acquirable upon the exercise of stock options by Mr. Cane.


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CUSIP  No.  52464  H  10  2
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B.  The  Holder  has  the  sole  power  to  vote  or  to  direct  the  vote  of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

C.  Not  Applicable

D.  Not  Applicable.

E.  Not  Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

None.

                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February  14,  2002
                                      --------------------------
                                               Date
                                      /s/  MICHAEL  A.  CANE
                                      --------------------------
                                              Signature
                                      MICHAEL  A.  CANE
                                      BENEFICIAL  OWNER
                                      --------------------------
                                              Name/Title

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